YONGYE INTERNATIONAL, INC.
6 th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC
(8610) 8231-8626

VIA EDGAR

December 8, 2009

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Yongye International, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed December 7, 2009
File No. 333-163388

Dear Ms. Ravitz:

Yongye International, Inc., a Nevada corporation (the “Company”), hereby provides its response to a comment issued orally by the Staff of the Commission on December 8, 2009 regarding our Registration Statement on Form S-3, as set forth below.

1.           We note your response to prior comment two, but remain concerned regarding the forms of opinions that will be filed upon any takedown and the limitations and qualifications contained therein. As previously requested, please confirm in writing to us that at the time such securities are issued you will obtain updated opinions of counsel that will be filed as exhibits to one or more documents you file under the Securities Exchange Act of 1934 and incorporated by reference into the Registration Statement that will not contain any inappropriate limitations or assumptions.

Securities and Exchange Commission
December 8, 2009

COMPANY RESPONSE:  In response to the Staff’s comment, we hereby confirm that we will obtain opinions of counsel concerning the validity of any securities offered and sold under the registration statement at the time of issuance, which will be filed as an exhibit to one or more documents that we file under the Securities Exchange Act of 1934, as amended, and which will be incorporated by reference into the Amended S-3 and which will not contain any inappropriate assumptions, limitations or qualifications.

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Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at 011-8610-8231-8626.

(Signature page follows.)

Sincerely,

Zishen Wu